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                                                                  Exhibit (c)(3)

                         [FIRST COMMERCIAL LETTERHEAD]


April 12, 2004

Elberta Yee, CPA
Singer Lewak Greenbaum & Goldstein LLP
10960 Wilshire Blvd., Suite 1100
Los Angeles, CA 90024


Re:    Regency Equities
       4183-4198 Jupiter Avenue, N.E.
       Plainfield, MI


Dear Elberta:

     In my reasonable estimation, the market value for the above referenced building is in the $700,000 range. Establishing a cash value for the property requires taking into consideration the significant improvements and changes needed to the building to bring it to a marketable condition. This would include approximately $180,000 to $250,000 for roof and HVAC replacements and another $80,000 to re-asphalt the parking lot. The configuration of the large vacant space is in many ways functionally obsolete. There has been no market for large retail users in this area as most large users have shifted to Alpine Road, which is a major commercial corridor about five mile northwest of this area. Therefore, the large vacant space would have to be demised to accommodate smaller users. A significant cost would be incurred to do this.

     Any investor is this market would have to consider these risk scenarios in establishing the value of this property. A cash injection of, at a minimum, $500,000 would not be unrealistic in order to get this property in a condition to draw new tenants and thereby increase cash flow.

Sincerely,

FIRST COMMERCIAL REALTY
& DEVELOPMENT CO., INC.
as managing agents for
Regency Equities


/s/ Peter Gikas

Peter Gikas
Vice President
Real Estate Operations



Pg/ds